GUINNESS ATKINSON FUNDS

RULE 12b-1 DISTRIBUTION AND SERVICE PLAN

1.	This Distribution and Service Plan (the “Plan”) when effective in accordance with its terms, shall be the written plan contemplated by Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), of the funds listed on Schedule A, duly established series of Shares of the Guinness Atkinson Funds, a Delaware business trust, registered as an open-end investment company under the 1940 Act (the “Funds”).
2.	The Funds have entered into separate Distribution Agreement with the Funds’ Distributor under which the Distributor uses all reasonable efforts, consistent with its other business, to secure purchasers for the Fund’s shares. Under the Distribution Agreement, the Distributor pays the expenses of printing and distributing any prospectuses, reports and other literature used by the Distributor, advertising, and other promotional activities in connection with the offering of shares of each Fund for sale to the public. The Funds have entered into an Investment Advisory Agreement with Guinness Atkinson Asset Management (the “Investment Adviser”). It is understood that the Investment Adviser or the Administrator may reimburse the Distributor for these expenses from any source available to them.
3.	The Investment Adviser may, subject to the approval of the Funds’ Board of Trustees, make payments to third parties who render shareholder support services, including but not limited to, answering routine inquiries regarding the Funds, processing shareholder transactions and providing such other shareholder and administrative services as the Funds may reasonably request.
4.	The Funds will not make separate payments as a result of this Plan to the Investment Adviser, Administrator, Distributor or any other party, it being recognized that each Fund presently pays, and will continue to pay, an investment advisory fee to the Investment Adviser. To the extent that any payments made by the Funds to the Investment Adviser or Administrator, including payment of fees under the Investment Advisory Agreement or the Administration Agreement, respectively, should be deemed to be indirect financing of any activity primarily intended to result in the sale of shares of the Funds within the context of Rule 12b-1 under the 1940 Act, then such payments shall be deemed to be authorized by this Plan.
5.	This Plan shall become effective on April 28, 1997, having been approved by a vote of a majority of the Trustees of the Funds, including a majority of Trustees who are not interested persons of the Funds (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operation of this Plan or in any agreements related to this Plan (the “Independent Trustees”), cast in person at a meeting called for the purpose of voting on this Plan.
6.	This Plan shall, unless terminated as hereinafter provided, remain in effect from year to year, provided, however, that such continuance is subject to approval annually by a vote of a majority of the Trustees of the Funds, including a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on this Plan. This Plan may be amended at any time by the Board of Trustees, provided that (a) any amendment to authorize direct payments by a Fund to finance any activity primarily intended to result in the sale of shares of a Fund, to increase materially the amount spent by a Portfolio for distribution, or any amendment of the Investment Advisory Agreement or the Administration Agreement to increase the amount to be paid by a Fund thereunder shall be effective only upon approval by a vote of a majority of the outstanding voting securities of each Fund, and (b) any material amendments of this Plan shall be effective only upon approval in the manner provided in the first sentence in this paragraph.

7.	This Plan may be terminated at any time, with respect to a Fund, without the payment of any penalty, by vote of a majority of the Independent Trustees or by a vote of a majority of the outstanding voting securities of such Fund.
8.	During the existence of this Plan, the Funds shall require the Investment Adviser and/or Distributor to provide the Funds, for review by the Funds’ Board of Trustees, and the Trustees shall review, at least quarterly, a written report of the amounts expended pursuant to this Plan in connection with financing any activity primarily intended to result in the sale of shares of the Funds (making estimates of such costs where necessary or desirable) and the purposes for which such expenditures were made.
9.	This Plan does not require the Investment Adviser or Distributor to perform any specific type or level of distribution activities or to incur any specific level of expenses for activities primarily intended to result in the sale of shares of the Funds.
10.	Consistent with the limitation of shareholder and Trustee liability as set forth in the Funds’ Trust Instrument, any obligations assumed by a Fund pursuant to this Plan and any agreements related to this Plan shall be limited in all cases to such Fund and its assets, and shall not constitute obligations of any shareholder or other series of shares of the Funds or of any Trustee.
11.	If a provision of this Plan shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Plan shall not be affected thereby.

Adopted: April 28, 1997

Amended: September 5, 1997

Amended: February 24, 2006

Amended: [May 9, 2014]

Amended: [May 18, 2015]